SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 1”), and Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 (“Amendment No. 2”; and, together with this Amendment No. 3, the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The Reporting Persons used approximately $107,708,900 (including brokerage commissions) of the working capital of the applicable Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the applicable Funds in margin accounts established with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 8,500,000 shares of Common Stock, constituting approximately 9.7% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 87,889,621 shares of Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 3, 2016.
Pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 13,500,000 notional shares of Common Stock, constituting approximately 15.4% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

In addition, pursuant to certain options between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 3,000,000 notional shares of Common Stock, constituting approximately 3.4% of the outstanding shares of Common Stock, as described in Item 6 of this Schedule 13D.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Reporting Persons may be deemed to have economic exposure to an additional 13,500,000 shares of Common Stock pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties. Such swaps mature on dates ranging from August 21, 2018 to May 18, 2020. The reference prices for such swaps range from $23.52 to $46.90.

The Reporting Persons may be deemed to have economic exposure to an additional 3,000,000 shares of Common Stock pursuant to certain option contracts between the Funds and broker-dealer counterparties. The options have reference prices ranging from $25.00 to $50.00. The options may be settled in cash or in cash-settled equity swaps. If the options are settled in cash, the Funds will be entitled to a dollar amount equal to the aggregate number of option contracts multiplied by the difference between the market price of the Common Stock at the time of settlement and the reference price of the option (the “Cash Amount”). If the options are settled in cash-settled equity swaps, the Funds and the broker-dealer counterparties will enter into cash-settled equity swaps referencing either, at the election of the Funds, (1) a number of shares equal to the total number of shares to which the Reporting Persons have economic exposure to pursuant to the applicable option contract or (2) a number of shares equal to the Cash Amount divided by the market price of the Common Stock at the time of settlement. Such options expire on dates ranging from January 20, 2017 to January 18, 2019.

The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps or options and disclaim beneficial ownership of the shares underlying such swaps and options.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2017

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma